UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42882

Texxon Holding Limited

(Exact name of registrant as specified in its charter)

703, Block A, 1799 Wuzhong Road, Minhang District Shanghai, China, 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on October 23, 2025, Texxon Holding Limited, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (the “IPO”) of 1,900,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a price of $5.00 per share, generating gross proceeds to the Company of $9,500,000 before deducting underwriting discounts and offering expenses. The Company granted to the underwriters a 30-day over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 285,000 Ordinary Shares at the public offering price. On October 28, 2025, underwriters exercised the Over-Allotment Option in full to purchase 285,000 Ordinary Shares from the Company at the public offering price of $5.00 per share, generating gross proceeds of $1,425,000 to the Company.

On October 28, 2025, the Company issued a press release announcing the exercise of the underwriters’ Over-Allotment Option, a copy of which is attached as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Texxon Holding Limited

By:	/s/ Hui Xu
Hui Xu
Chief Executive Officer

Dated: October 28, 2025

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